Exhibit (a)(1)(C)

Kiewit Investment Fund LLLP

Kiewit Plaza, Omaha, NE 68131

November 4, 2011

Dear Unitholder:

On November 1st, you received an offer by Kiewit Finance Group Inc. (the “Offer”) to purchase all of your units in Kiewit Investment Fund LLLP (the “Fund”).  If you haven’t already, we recommend you read the Offer materials immediately so that you can act before November 30, 2011.

We are writing to let you know that the Fund’s board of directors unanimously recommends that all Unitholders accept the Offer.

The Fund’s board believes that acceptance of the Offer will benefit Unitholders in several significant ways.  In particular, it will:

•

permit tendering Unitholders to receive final payment for their units in early December 2011 (unless the offer is extended), which is much sooner than they would otherwise receive through the Fund’s lengthy liquidation process;

•

facilitate a reduction in the Fund’s operating costs and reporting expenses of between $1,400,000 and $1,600,000 ($125-$150 per unit), which would otherwise be incurred by the Fund and its Unitholders; and

•

make 2011 the final tax year that tendering Unitholders will need to receive a Schedule K-1 from the Fund and extend their tax returns for Fund related items.

The enclosed Schedule 14D-9 is a formal report of our recommendation.  This report includes more detail on the above three points and contains other considerations of the board.

You are not obligated to accept the Offer.  If you choose not to tender your units, you will remain a limited partner in the Fund and will only receive distributions as the Fund’s remaining assets are liquidated, which will likely take several years. You will continue to incur your share of the Fund’s operating expenses. Also, you will continue to receive Schedule K-1 tax forms each year until the dissolution of the Fund is complete.

If you choose to tender your units, be sure to sign, date and return all required documentation as soon as possible as it must be received before November 30, 2011.

Sincerely,

Kiewit Investment Fund LLLP Board of Directors

Robert D. Bates

Richard L. Jarvis

Philip J. Ruden

Kenneth E. Stinson